2

08000063

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Manson Creek Resources

*CURRENT ADDRESS

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

**FORMER NAME

BEST AVAILABLE COPY

**NEW ADDRESS

FILE NO. 82- 03874 FISCAL YEAR 9-30-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 1/3/08

FILE No.
82-3874

RECEIVED

2007 JAN -2 P 4:14

9-30-07
AR/S

MANSON CREEK RESOURCES LTD.
Financial Statements
September 30, 2007

Contents

PricewaterhouseCoopers LLP
Chartered Accountants
111 5th Avenue SW, Suite 3100
Calgary, Alberta
Canada T2P 5L3
Telephone +1 (403) 509 7500
Facsimile +1 (403) 781 1825

December 11, 2007

Auditors' Report

To the Shareholders of
Manson Creek Resources Ltd.

We have audited the balance sheets of Manson Creek Resources Ltd. as at September 30, 2007 and 2006 and the statements of net and comprehensive loss and deficit and cash flows for each of the years in the two year period ended September 30, 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the two year period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

PricewaterhouseCoopers LLP

Chartered Accountants
Calgary, Alberta

Manson Creek Resources Ltd.
Balance Sheets

September 30	2007	2006
Assets		
Current		
Cash and cash equivalents (Note 3)	$ 653,021	$ 644,112
Accounts receivable (Note 10)	50,377	8,818
Prepaid expenses	16,082	20,076
	719,480	673,006
Other assets (Note 4)	22,382	22,417
Mineral properties and equipment (Note 5)	1,879,666	673,039
	$ 2,621,528	$ 1,368,462
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 33,080	$ 32,008
Due to related parties (Note 10)	16,830	16,534
Asset retirement obligation (Note 6)	14,424	15,000
	64,334	63,542
Shareholders' Equity		
Capital Stock (Note 7)	9,146,456	8,133,464
Warrants (Note 7)	433,902	318,529
Contributed Surplus (Note 7)	500,863	227,334
Deficit	(7,524,027)	(7,374,407)
	2,557,194	1,304,920
	$ 2,621,528	$ 1,368,462

Nature and Continuance of Operations (Note 1)
Commitments (Note 12)

Approved by the Board

"R. Chernish" Director

"J.P. Jutras" Director

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Net and Comprehensive Loss and Deficit

Years Ended September 30		2007		2006
Expenses				
General and administrative (Note 10)	$	**218,708**	$	150,938
Professional fees		**28,893**		28,512
Reporting to shareholders		**25,905**		24,087
Stock exchange and transfer agent fees		**11,846**		13,076
Asset retirement expense		**-**		28,252
Amortization of capital assets		**3,468**		4,216
		(288,820)		(249,081)
Other Income (Expense)				
Interest and other		**34,950**		18,441
Gain on sale of investments		**-**		6,322
Part XII.6 tax		**(11,700)**		-
Write-down of mineral properties (Note 5)		**(94,050)**		(262,717)
Loss before income taxes		**(359,620)**		(487,035)
Future income tax recovery (Note 11)		**210,000**		51,000
Net and Comprehensive Loss		**(149,620)**		(436,035)
Deficit, beginning of year		**(7,374,407)**		(6,938,372)
Deficit, end of year	**$**	**(7,524,027)**	$	(7,374,407)
Net and Comprehensive Loss per share:				
Basic and diluted	**$**	**0.00**	$	(0.02)
Weighted average number of shares outstanding:				
Basic and diluted		**33,026,704**		25,285,895

See accompanying notes to the financial statements.

Manson Creek Resources Ltd.
Statements of Cash Flows

Years Ended September 30		2007		2006
Increase (decrease) in cash and cash equivalents				
Operating activities				
Interest and other income received	$	34,950	$	18,441
Cash operating expenses		(283,884)		(247,359)
		(248,934)		(228,918)
Financing activities				
Exploration incentives received		7,938		10,538
Private placement proceeds		1,650,000		425,000
Share issue costs		(128,197)		(4,753)
Options and warrants exercised		50,841		103,924
		1,580,582		534,709
Investing activities				
Proceeds on sale of investments		-		28,734
Mineral property additions		(1,322,739)		(223,700)
Exploration and drilling deposits		-		(5,000)
		(1,322,739)		(199,966)
Increase in cash and cash equivalents		8,909		105,825
Cash and cash equivalents,				
Beginning of year		644,112		538,287
End of year	$	653,021	$	644,112

Supplementary Information:
Interest and taxes
The Company did not expend cash on interest or taxes during the years ended September 30, 2007 and September 30, 2006.
Non-cash transactions
2007
The Company issued 325,000 of its common shares, valued at $39,250, pursuant to option agreements to acquire interests in the Cuprum, Meridian, Black Lake, CR and Gillman mineral properties. The acquisition costs were valued using the closing share price on the transaction date.
2006
The Company issued 200,000 of its common shares, valued at $27,000 pursuant to option agreements to acquire interests in the CR, Cuprum, Palomino and Meridian properties. The option payments were valued at the closing share price of the Company's stock on the transaction dates.

The Company granted stock options to officers and/or directors resulting in a non-cash charge of $6,000, being included in general and administrative expenses, (note 9).

See accompanying notes to the financial statements.

1. Nature and continuance of operations

Manson Creek Resources Ltd. is engaged in the business of mineral exploration and development in Canada. Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties. To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2. Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values. The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of the properties, where necessary, and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

These financial statements have been prepared by management on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to obtain adequate financing or to commence profitable operations in the future. These financial statements do not give effect to adjustments to the carrying values and classifications of assets and liabilities that would be necessary if the Company were unable to continue as a going concern.

2. Summary of significant accounting policies

a) Financial instruments and comprehensive income

Effective October 1, 2006, the Company adopted the following accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants, (CICA), in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements.

In accordance with the CICA Handbook Section 3855, the Company is required to classify all financial instruments as either held-to-maturity, available-for-sale, held for trading or loans and receivables. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized in the statement of operations.

In accordance with the CICA Handbook Section 1530, comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. Accumulated other comprehensive income, if applicable, is included in the shareholders' equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale, foreign currency gains or losses applicable to the Company's subsidiaries that are self-sustaining operations and the effective portion of cash flow hedges. The Company had no "other comprehensive income/loss" transactions during the year ended September 30, 2007 and no opening or closing balances for accumulated other comprehensive income or loss.

b) Future accounting changes

Capital disclosures and financial instruments – disclosures and presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

c) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d) Mineral properties and equipment

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis. These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production. If an area of interest is abandoned, the related costs are charged to operations. The Company views the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Where the Company's exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred. The excess, if any, is credited to operations. Option payments made by the Company are recorded as mineral property costs. Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

Equipment is recorded at cost net of amortization calculated on a declining balance basis at rates ranging from 20% to 30%

e) Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. On the renunciation date future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders. To the extent that qualifying flow-through expenditures are incurred in the calendar year following the year of renunciation, Part XII.6 tax, calculated at the legislated interest rate, accrues on the unexpended amounts. This Part XII.6 tax is expensed in the year that it accrues.

f) Asset Retirement Obligations

An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle. This would include obligations related to future removal of property and equipment, and site restoration costs. A liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated. The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company's credit rating. The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs. The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired. The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time. The accretion expense is recorded as an operating expense.

The ultimate amount of future restoration costs is uncertain; circumstances could arise over the years that would require material revisions to these estimated obligations. Changes in assumptions could have a material effect on the fair value of asset retirement obligations.

g) Income taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

h) Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the years presented this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations. Reference can be made to note 7(c) and (e) for a summary of options and warrants outstanding that could potentially dilute basic earnings per share in the future but were excluded from the calculation in the years disclosed because their effect was anti-dilutive.

i) Stock-Based Compensation

The Company follows the "fair value" method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

j) Government incentives

Through its exploration in the Yukon, the Company has benefited from refundable exploration tax credits and grants. These incentives are not repayable provided that they apply to qualifying expenditures. The incentives reduce the mineral property costs to which they pertain in the year that the qualifying expenditures are incurred or when eligibility becomes apparent if this is later. These government incentives are subject to review by the relevant granting authorities, and by their nature are subject to measurement uncertainty. Adjustments, if any, resulting from such a review are recorded in the period during which the Company is reassessed.

3. Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid Canadian dollar denominated investments in bankers' acceptances, with terms to maturity of 90 days or less when acquired. The counter-parties are financial institutions. At September 30, 2007, these instruments were yielding an interest rate of 4.8% per annum.

Restricted Cash

Included in cash and cash equivalents at September 30, 2007 is unexpended proceeds from flow-through share issuances in the amount of $238,000 that is restricted for use on qualifying exploration expenditures in British Columbia.

4. Other assets

		2007		2006
Long-term prepaid expense	$	3,382	$	3,417
Mineral exploration deposits		19,000		19,000
	$	22,382	$	22,417

5. Mineral properties and equipment

2007		Yukon	Sask.		British Columbia			
Exploration expenditures:	**Total**	**Cuprum**	**Black Lake**	**Other**	**Gillman**	**Meridian**	**CR**	**Palomino**
Balance September 30, 2006	**$551,208**	**$56,045**	**$ -**	**$ 128**	**$30,265**	**$61,942**	**$356,014**	**$46,814**
Geological consulting	135,243	1,622	89,128	4,341	2,923	3,616	29,871	3,742
Geochemical analysis	25,385	-	5,668	994	223	454	16,017	2,029
Geophysical survey	5,385	-	5,385	-	-	-	-	-
Field costs	30,065	365	18,879	604	-	19	7,482	2,716
Equipment rental	16,644	-	12,672	-	-	-	3,972	-
Air support	399,615	-	390,360	5,346	-	-	3,909	-
Drilling and drilling preparation	505,497	-	292,098	-	-	-	199,491	13,908
Travel and accommodation	85,710	597	73,190	1,560	482	585	8,446	850
Exploration incentives	(7,939)	(7,939)	-	-	-	-	-	-
Write-down of mineral properties	(83,032)	-	-	(12,973)	-	-	-	(70,059)
Balance September 30, 2007	**1,663,781**	**50,690**	**887,380**	**-**	**33,893**	**66,616**	**625,202**	**-**
Property acquisition costs:								
Balance September 30, 2006	**115,312**	**16,281**	**-**	**-**	**10,000**	**11,315**	**68,063**	**9,653**
Costs incurred	106,571	25,187	18,400	1,365	10,369	18,250	33,000	-
Write-down of mineral properties	(11,018)	-	-	(1,365)	-	-	-	(9,653)
Balance September 30, 2007	**210,865**	**41,468**	**18,400**	**-**	**20,369**	**29,565**	**101,063**	**-**
Total mineral properties September 30, 2007	**$1,874,646**	**$92,158**	**$905,780**	**$ -**	**$54,262**	**$96,181**	**$726,265**	**$ -**
Equipment	25,084							
Accumulated amortization	(20,064)							
Total mineral properties and equipment September 30, 2007	**$1,879,666**							

2006		Yukon		British Columbia			
Exploration expenditures:	Total	Cuprum	Tanner	Gillman	Meridian	CR	Palomino
Balance September 30, 2005	**$602,965**	**$ 40,634**	**$232,343**	**$ -**	**$ -**	**$326,181**	**$ 3,807**
Geological consulting	93,590	10,219	5,765	18,558	32,135	14,214	12,699
Geochemical analysis	6,999	2,249	-	1,159	3,463	-	128
Geophysical survey	33,263	10,180	-	-	-	7,386	15,697
Field costs	14,362	623	-	4,962	6,047	1,107	1,623
Drilling and drilling preparation	24,227	-	-	-	13,555	-	10,672
Travel costs	17,452	341	341	5,714	6,742	2,126	2,188
Asset retirement obligation	5,000	-	-	-	-	5,000	-
Exploration incentives	(10,538)	(8,201)	(2,337)	-	-	-	-
Write-down of mineral properties	(236,112)	-	(236,112)	-	-	-	-
Balance September 30, 2006	**551,208**	**56,045**	**-**	**30,393**	**61,942**	**356,014**	**46,814**
Property acquisition costs:							
Balance September 30, 2005	69,173	5,000	25,610	-	-	38,563	-
Costs incurred	72,744	11,281	995	10,000	11,315	29,500	9,653
Write-down of mineral properties	(26,605)	-	(26,605)	-	-	-	-
Balance September 30, 2006	**115,312**	**16,281**	**-**	**10,000**	**11,315**	**68,063**	**9,653**
Total mineral properties September 30, 2006	**$666,520**	**$ 72,326**	**$ -**	**$ 40,393**	**$ 73,257**	**$424,077**	**$ 56,467**
Equipment	23,115						
Accumulated amortization	(16,596)						
Total mineral properties and equipment September 30, 2006	**$673,039**						

5. Mineral properties (continued)
British Columbia
CR Property

During the year ended September 30, 2004, the Company entered into an agreement with an unrelated individual to acquire a mineral property situated in the Omineca Mining District of British Columbia. In order to acquire a 100% interest in the property, subject to a 1.5% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
June30,2004(paid/issued)	$ 5,000	50,000
June30,2005(paid/issued)	$15,000	50,000
June 30, 2006(paid/issued)	$15,000	100,000
June 30, 2007(paid/issued)	$15,000	100,000
June 30, 2008	$20,000	125,000
June 30, 2009	$20,000	150,000
Total	$92,500	575,000

Upon completion of the acquisition, the Company may acquire two thirds of the vendor's retained 1.5% net smelter interest in the property for $1,000,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

Meridian Property

During the year ended September 30, 2006 the Company entered into an agreement to acquire 12 prospective gold/silver mineral tenures aggregating 675 hectares in the Revelstoke mining district in eastern British Columbia. In order to acquire a 100% interest in the property, subject to a 2.0% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$ 2,500	-
November 30, 2005 (paid/issued)	$ 5,000	25,000
November 30, 2006 (paid/issued)	$10,000	75,000
November 30, 2007 (paid/issued subsequent to year end)	$20,000	100,000
November 30, 2008	$20,000	125,000
November 30, 2009	$30,000	150,000
Total	$87,500	475,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company may terminate the purchase agreement at any time, provided that it has given proper and timely notice to the vendor and the property is in good standing with at least $5,200 of unutilized assessment work credits in place at that time, and will not be obligated to make payments or issue shares due after the termination date.

5. Mineral properties (continued)

Gillman Property

During the year ended September 30, 2006, the Company entered into an agreement with an unrelated vendor to acquire twelve mineral claims totaling 1,179 hectares, 45 kilometers southeast of Revelstoke, British Columbia. In order to acquire a 100% interest in the property, subject to a 2.0% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$10,000	-
November 30, 2006 (paid/issued)	$ 5,000	25,000
November 30, 2007 (paid/issued subsequent to year end)	$10,000	75,000
November 30, 2008	$20,000	100,000
November 30, 2009	$20,000	125,000
November 30, 2010	$30,000	150,000
Total	$95,000	475,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

Yukon

Cuprum Property

During the year ended September 30, 2005, the Company entered into an agreement with a non-related corporation to acquire ten staked claims located 50 kilometers north of Whitehorse, Yukon. In order to acquire a 100% interest in the property, subject to a 2.0% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid)	$ 5,000	-
October 31, 2005 (paid/issued)	$ 5,000	50,000
October 31, 2006 (paid/issued)	$15,000	50,000
October 31, 2008	$30,000	200,000
October 31, 2009	$20,000	150,000
Total	$75,000	450,000

Upon completion of the acquisition, the Company may acquire three quarters of the vendor's retained 2.0% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date. In accordance with the agreement, the Company was to make a 2007 payment and issue shares, however the Company received an extension to October 31, 2008. As a result, the deferred amounts have been combined with the 2008 amounts due in the table above.

5. Mineral properties (continued)

Saskatchewan

Black Lake Property

During the year ended September 30, 2007, the Company entered into an acquisition agreement with a non-related party to acquire seven mineral dispositions in Northern Saskatchewan. In order to acquire a 100% interest in the property, subject to a 1.5% net smelter return royalty, the Company must make the following staged payments:

Date	Cash	Common Shares
Upon signing (paid/issued)	$10,000	75,000
November 30, 2007 (paid/issued subsequent to year end)	$10,000	75,000
November 30, 2008	$ -	125,000
November 30, 2009	$ -	125,000
Total	$20,000	400,000

Upon completion of the acquisition, the Company may acquire two thirds of the vendor's retained 1.5% net smelter interest in the property for $1,500,000. If at any point the Company is in default of the above-noted payment schedule, the property will revert to the vendor. The Company can terminate the agreement without penalty at any time, provided that it has given proper and timely notice to the vendor, and will not be obligated to make payments or issue shares due after the termination date.

Impaired Mineral Properties

During the year ended September 30, 2007 the accumulated costs attributable to the Palomino mineral property were written-off due to the receipt of unsatisfactory assay results pertaining to the fall 2006 drill program. Further, property costs pertaining to a prospective British Columbia property were written-off after the findings from an investigative site visit indicated that the property would not be pursued further.

During the year ended September 30, 2006 the accumulated costs attributable to the Tanner mineral property were written-off. Management determined that cash resources would be better allocated to newer projects and, although the Company investigated opportunities to interest joint venture partners in an expanded 2006 and/or future exploration program, there was no committed interest.

6. Asset retirement obligation

Changes in the asset retirement obligation for the years ended September 30, 2007 and September 30, 2006 are as follows:

	2007	2006
Balance, beginning of year	**$ 15,000**	$ 15,000
Change in retirement accrual	**-**	15,000
Additional liability incurred	**-**	18,252
Reclamation work performed during the year	**(576)**	(33,252)
Balance, end of year	**$ 14,424**	$ 15,000

As at September 30, 2007 the Company has included in liabilities an estimated current obligation of $14,424, (2006-$15,000), for the removal of empty fuel drums and miscellaneous items from its camp in the Yukon and for trench reclamation at its CR property in British Columbia. Management has determined that it will include the remaining clean-up in its 2008 summer exploration plans. Management has estimated that discounted clean-up obligations for subsequent future periods are not significant.

7. Capital Stock, Warrants and Contributed Surplus

a) Authorized

i) an unlimited number of voting shares
ii) an unlimited number of Class A preferred shares issuable in series
iii) an unlimited number of Class B preferred shares issuable in series

b) Issued

	Number of Common Shares	Shares Amount	Contributed Surplus	Number of Warrants	Warrants Amount
Balance Sept. 30, 2005	23,734,775	7,651,822	221,334	6,525,973	300,000
Issued pursuant to property acquisitions	200,000	27,000	-	-	-
Private placement (net of issue costs of $4,753)	2,500,000	375,247	-	2,500,000	45,000
Warrants exercised	575,454	107,035	-	(575,454)	(26,471)
Options exercised	226,600	23,360	-	-	-
Stock option compensation	-	-	6,000	-	-
Tax effect of property expenditures renounced	-	(51,000)	-	-	-
Balance Sept. 30, 2006	27,236,829	$8,133,464	$227,334	8,450,519	$318,529
Issued pursuant to property acquisitions	325,000	39,250	-	-	-
Private placement December, 2006 (net of issue costs of $53,189)	7,166,666	603,811	-	2,625,000	98,000
Warrants exercised	89,706	18,289	-	(89,706)	(2,098)
Warrant expiry	-	-	273,529	(5,950,519)	(273,529)
Options exercised	315,000	34,650	-	-	-
Private placement, July, 2007 (net of issue costs of $75,008)	4,752,940	526,992	-	4,752,940	293,000
Tax effect of property expenditures renounced	-	(210,000)	-	-	-
Balance Sept. 30, 2007	39,886,141	$9,146,456	$500,863	9,788,234	$433,902

During the year ended September 30, 2007, the Company completed two non-brokered private placements; the first in December, 2006 and the second in July, 2007. The December, 2006 financing consisted of 5,250,000 non-flow-through units at $0.10 per unit and 1,916,666 flow-through common shares at a price of $0.12 per share, for combined proceeds of $755,000 before issue costs. Each non-flow-through unit consisted of one common share and one-half of one share purchase warrant to acquire one common share at $0.13 per share to December 28, 2008. The warrants issued pursuant to the private placement were valued at $98,000 and this value reduced the proceeds assigned to common shares. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 99%, a risk-free interest rate of 4.02%, a one year expected warrant life, and a 0% dividend rate.

7. Capital Stock, Warrants and Contributed Surplus (continued)

The July, 2007 private placement consisted of 1,852,940 common units at a price of $0.17 per common unit and 2,900,000 flow-through units at a price of $0.20 per flow-through unit, for combined proceeds of $895,000 before issue costs. Directors, officers and control persons of the Company purchased an aggregate of 50,000 of the flow-through units. Each of the common units was comprised of one common share, one half of one Series A common share purchase warrant and one-half of one Series B common share purchase warrant. Each flow-through unit consisted of one flow-through share and one Series C common share purchase warrant. Each of the 926,470 Series A warrants may be exercised to acquire one common share at $0.23 per share to July 31, 2008. Each of the 926,470 Series B warrants may be exercised to acquire one common share at $0.40 per share to July 31, 2009. Each of the 2,900,000 Series C warrants may be exercised to acquire one common share at $0.35 per share if exercised by July 31, 2008, or at a price of $0.50 per share if exercised from August 1, 2008 to July 31, 2009. A value of $293,000 was assigned to these warrants. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 97%, a risk-free interest rate of 4.14%, a weighted average two year expected warrant life, and a 0% dividend rate.

During the year ended September 30, 2006 the Company closed a non-brokered private placement consisting of 2,500,000 Units at $0.17 per unit. Directors, officers and control persons of the Company purchased an aggregate of 169,294 of the units. Each unit consisted of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. The warrants issued pursuant to the private placement were valued at $45,000. In valuing the warrants, the Company utilized the Black Scholes Option Pricing Model assuming volatility of 49.6%, a risk-free interest rate of 4.08%, a one year expected warrant life, and a 0% dividend rate.

During the year ended September 30, 2007, the Company issued 50,000 common shares pursuant to the Cuprum, Yukon mineral property acquisition; 75,000 shares for each of the Black Lake, Saskatchewan and Meridian, British Columbia mineral property acquisitions, 25,000 shares, pursuant to the Gillman, British Columbia mineral property acquisition and 100,000 shares pursuant to the CR, British Columbia mineral property acquisition. During the year ended September 30, 2006, 200,000 shares were issued in aggregate pursuant to property acquisition agreements. The acquisition costs were valued using the market price of the Company's shares on the issue date.

Exploration expenditures aggregating $655,000 were renounced to flow-through share investors during the year ended September 30, 2007, (2006 - $150,000). The $210,000, (2006 -$51,000), tax value associated with these resource expenditures reduced capital stock and was recognized as future income taxes payable. As the Company has unrecognized future tax assets, this liability was extinguished through the recognition of a future tax recovery in the statement of operations in both years.

c) Outstanding options

	Number of Shares		
Expiry Date	**2007**	2006	Price
April 26, 2011	**100,000**	100,000	$ 0.14
May 12, 2010	**675,000**	700,000	$ 0.16
May 29, 2007	**-**	315,000	$ 0.11
	775,000	1,115,000	

7. Capital Stock, Warrants and Contributed Surplus (continued)

c) Outstanding options

The Company has an option plan, (the plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the Plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average trading price per share for the last five trading days before the grant date. All of the above options vested immediately upon granting.

d) Option transactions

	Number of Options	Average Exercise Price
Balance September 30, 2005	2,091,600	$0.13
Expired/cancelled	(850,000)	$0.11
Exercised	(226,600)	$0.10
Granted	100,000	$0.14
Balance September 30, 2006	**1,115,000**	$0.14
Expired/cancelled	(25,000)	$0.16
Exercised	(315,000)	$0.11
Balance September 30, 2007	**775,000**	$0.16

e) Warrants

Warrant transactions during the year ended September 30, 2007, and balances as at the respective year ends, are summarized below:

Sept. 30, 2006	Issued	Exercised	Expired	Sept. 30, 2007	Exercise Price	Expiry	Description
5,950,519	-	-	(5,950,519)	-	$0.14	Mar. 7/07	warrants
2,500,000	-	(64,706)	-	2,435,294	$0.20	Apr. 17/08	Flow-through warrants
-	2,625,000	(25,000)	-	2,600,000	$0.13	Dec. 28/08	warrants
-	926,470	-	-	926,470	$0.23	Jul. 31/08	Series A warrants
-	926,470	-	-	926,470	$0.40	Jul.31/09	Series B warrants
-	2,900,000	-	-	2,900,000	$0.35 year one, $0.50 year two	Jul.31/09	Series C warrants
8,450,519	**7,377,940**	**(89,706)**	**(5,950,519)**	**9,788,234**			

8. Financial instruments

The fair market values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and due to related parties approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

9. Stock based compensation

Included in fiscal 2006 general and administrative expenses is stock based compensation in the amount of $6,000. The fair value of the compensation was determined using the Black Scholes option-pricing model assuming 71% volatility, 4.14% risk-free interest rate and an expected option life of 2 years for the 100,000 options granted at an exercise price of $0.14 per share.

10. Related party transactions

Companies related by virtue of common officers and/or directors, billed the Company for its share of general and administrative costs and allocated secretarial salaries. The total billed for the year ended September 30, 2007 was $35,100, (2006 - $22,200). Officers and directors of the Company billed for their consulting services at hourly or daily rates, either personally or through their controlled corporations. The aggregate billed for the year ended September 30, 2007 was $152,700, (2006 - $137,400). Related party payables at September 30, 2007 and September 30, 2006 related to unpaid consultants' billings and general and administrative and secretarial billings.

The Company sublet office space to companies related by virtue of certain common officers and directors and incurred certain administrative expenditures on their behalf. The aggregate base rent, operating and administrative costs charged to the related companies was $103,300 during the year ended September 30, 2007, (2006-$88,700). Included in accounts receivable is $1,634, (2006 - $750) due from related parties for administrative charges.

Related party transactions were in the normal course of operations and were measured at the exchange amount which is the amount of consideration established and agreed to by the related parties

11. Income taxes

a) Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2007	2006
Computed expected tax recovery at a combined Provincial and Federal rate of 32% (2006 – 32%)	$ 115,000	$ 156,000
Effect on income taxes resulting from:		
Change in valuation allowance	65,000	117,000
Tax rate adjustment	9,000	(215,000)
Permanent differences	37,000	(7,000)
Expiry of losses	(16,000)	-
Future income tax recovery	$ 210,000	$ 51,000

b) The net future income tax asset at September 30, 2007 and 2006 is comprised of:

	2007	2006
Mineral properties and equipment with income tax values exceeding book values	$ 836,000	$ 998,000
Asset retirement obligation	4,000	4,000
Share issue costs	34,000	6,000
Non-capital losses carried forward	308,000	239,000
Future income tax asset before valuation allowance	1,182,000	1,247,000
Valuation Allowance	(1,182,000)	(1,247,000)
Future income tax asset	$ -	$ -

11. Income taxes (continued)

c) The Company has incurred losses for income tax purposes of approximately $1,063,000 the related future benefit of which has not been recognized in the financial statements. Unless sufficient taxable income is earned in future years these losses will expire as follows:

Expiry Year	Amount
2008	$ 58,000
2009	110,000
2010	112,000
2014	104,000
2015	154,000
2026	231,000
2027	294,000
	$1,063,000

d) As at September 30, 2007 the Company had the following approximate amounts available that may be deducted, at the annual rates indicated, in determining taxable income of future years:

	Amount	Rate
Canadian exploration expense	$3,657,000	100%
Canadian development expense	592,000	30%
Foreign exploration and development expense	444,000	10%
Undepreciated capital cost	69,000	20 – 100%
	$4,762,000	

12. Commitments

During the year ended September 30, 2006, the Company extended its office lease for five years to December 31, 2011. The following summarizes annual base lease commitments by fiscal year:

2008	$93,500	2010	$93,500	2012	$23,400
2009	$93,500	2011	$93,500		

Two companies related by virtue of common officers and/or directors are, in aggregate, committed to pay 69% of the above-noted rent pursuant to sublease agreements.

Refer also to Note 5 regarding commitments for mineral property expenditures.

13. Seasonality or Cyclicality

The Company incurs substantially all of its mineral property exploration expenditures during the months of March through October.

14. Comparative Figures

Certain comparative amounts have been reclassified to conform to the current year's presentation.

MANSON CREEK RESOURCES LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS
FOR THE YEAR ENDED SEPTEMBER 30, 2007

The information included in this document should be read in conjunction with the audited financial statements for the year ended September 30, 2007 and related notes thereto. The financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company's financial statements prepared in accordance with Canadian Generally Accepted Accounting Principles. The effective date of this MD&A is December 11, 2007. All dollar amounts are in Canadian Dollars unless otherwise stated.

Statements and/or financial forecasts that are unaudited and not historical, including exploration budgets, are to be regarded as forward-looking statements that are subject to risks and uncertainties that can cause actual results to differ materially from those anticipated. Such risks and uncertainties include risks related to the Company's business including, but not limited to: general market and economic conditions, limited operating history, continued industry and public acceptance, regulatory compliance, potential liability claims, additional capital requirements and uncertainty of obtaining additional financing and dependence on key personnel. Actual exploration and administrative expenditures can differ from budget due to unforeseen circumstances, changes in the market place that will cause suppliers' prices to change, and additional findings that will dictate that the exploration plan be altered to result in more or less work.

All forward-looking information is stated as of the effective date of this document, and is subject to change after this date. There can be no assurance that forward-looking information will prove to be accurate and future events and actual results could differ materially from those anticipated.

1) Principal Business of the Company
Manson Creek Resources Ltd., (the Company), trading as MCK on the TSX.V, is engaged exclusively in the business of mineral exploration and development and, as the Company has no mining operations, is considered to be in the development stage. The Company's philosophy is to acquire projects at the grass roots level and advance them to a point where partners can be brought in to further the properties to the stage where a mine is commercially feasible or the property can be sold outright.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company's ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed by the sale of common shares. None of the Company's properties are in production. Consequently, the Company's net income is a less meaningful indicator of its performance or potential.

2) 2007 Highlights

a) Completed two private placement financings for gross proceeds of $1,650,000
b) Entered into an acquisition agreement to acquire a 100% interest in 7 mineral claims comprising the Black Lake prospective uranium property in northern Saskatchewan.
c) Completed a two-phase, $900,000 exploration program on Black Lake, including geological mapping, geophysical surveys and 1,500 meters of drilling on the two significant target zones, the A Zone and the Charlebois Lake zone.
d) Completed a $260,000 exploration program including 1,988 meters of diamond drilling on the CR, British Columbia property, delineating high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex, including 41 meters of 0.036% molybdenum and 0.334% copper.
e) Increased public awareness through presence at a number of mineral conventions/conferences and investment conferences.

3) Mineral Properties

Yukon

Cuprum

During the year ended September 30, 2005, the Company entered into an agreement with an unrelated corporation to acquire 10 staked claims located 50 kilometers north of Whitehorse, Yukon, having ATV access from the highway located 11 kilometers away. The prospective mineralization is primarily copper, silver and zinc, associated with skarns reported to be 9 to 30 meters wide that are outlined in outcrop for 750 meters. The prospect has not been extensively documented as it has primarily been explored by individual prospectors since 1953.

In order to acquire the property the Company must make staged payments aggregating $75,000, (paid $25,000 to date), and issue 450,000, (issued 100,000 to date), of the Company's common shares over a five year period. Once the final payment is made in October, 2009, the Company will own a 100% interest in the property subject to a 2.0% NSR, (net smelter returns), royalty of which 1.5%, (three quarters of the vendor's interest), could be purchased at the discretion of the Company for $1,500,000.

In July, 2006 a geophysical survey and geochemical survey on the property was completed. The magnetic survey data outlined a weak to moderately magnetic causative body that is over 1,000 meters in length in an overburden-covered area. The newly discovered magnetic feature, the "Wishbone Anomaly,' is comprised of two limbs each approximately 500 meters in length with widths of 80 to 140 meters. The west limb of the Wishbone Anomaly is located along strike, and to south the known skarn system that is exposed in discontinuous outcrop for a strike length in excess of 700 meters. The geophysical survey does not cover the entire anomaly to the south where it is thought the limbs converge. The east limb is of particular interest as 2006 soil samples over the magnetic anomaly returned assay values of 44 to 201 parts per million copper, 204 to 1,275 parts per million zinc, and 10 to 331 parts per million lead, and 0.2 to 1.2 parts per million silver. The Company staked an additional 160 hectares adjacent to the Cuprum claims to fully encompass the anomaly.

The Company is investigating the feasibility of using a lightweight percussion drill to test the coincident magnetic and geochemical anomaly on the east limb of the Wishbone Anomaly as well as a number of the mineralized zones outlined by the 2005 work. An existing bulldozer trail from the Alaska Highway to the center of the property would enable the Company to complete a cost-effective program. The Company received an extension for the option payment due in October, 2007 of $15,000 and 100,000 shares. The extension will result in this payment being due in October, 2008 along with the original October, 2008 amount due.

British Columbia

a) CR

The Company entered into an agreement in February, 2004 to acquire a 100% interest in the CR property located in the Omineca Mining District of British Columbia. In order to earn a 100% interest, the Company must make cash payments aggregating $92,500, (paid $52,500 to date), and issue 575,000 common shares, (issued 300,000 to date), over five years. The vendor will retain a 1.5% net smelter return, 1.0% of which, (two thirds of the vendor's interest), may be purchased by the Company for $1,000,000.

The property consists of 2 recorded claims totaling approximately 1,300 hectares, as one of the peripheral tenures was allowed to lapse in 2006. The CR property has excellent road access and a power line cutting through the western property boundary. Two priority exploration targets have been identified; the South Porphyry zone, and the North Porphyry-Breccia zone. The Company was encouraged by the results of its first phase of surface exploration in fiscal 2004. The program confirmed the presence of a large zone of low-grade porphyry copper-molybdenum-gold mineralization at the South porphyry zone, expanded targets at the North porphyry zone, and identified a new high priority exploration target.

3) Mineral Properties (continued)

a) CR

During the summer 2005 exploration program, the Company collected approximately 148 soil samples on infill lines to further delineate anomalies identified in the 2004 summer program. The assay results were in line with the 2004 samples and confirmed the anomaly size and shape. Further, the Company undertook a drilling program to test historical intercepts and to attempt to extend known mineralization by drill testing the soil anomaly located on the west side of the fault at the south zone. The work completed to the end of fiscal 2005; mapping, trenching and diamond drilling, outlined a mineralized porphyry system that is 975 meters in strike length by 100 to 180 meters in width.

The 2006 IP geophysical survey identified a 325 meter by up to 200 meter chargeability anomaly. The anomaly corresponds to the western portion of the drill-defined mineralized porphyry and it continues along strike to the west of the known porphyry for an additional 150 meters. This could represent a further extension of the known 975 meters long, (100 – 180 meter wide), mineralized porphyry that is open along strike and depth.

The Company completed 1,988 meters of diamond drilling in May, 2007 as a follow up to the 2005 diamond drilling and the 2006 IP geophysical survey. The drilling program, had an early stage budget of $264,000, and actual costs aggregated $260,000. The seven hole drill program further defined near surface high grade mineralization including 28.5 meters of 0.607% copper, as well as outlining higher grade molybdenum zones through the complex including 41 meters of 0.036% molybdenum and 0.334% copper. The drill program further outlined the strongly mineralized potential of the South porphyry.

b) Palomino

Drilling was undertaken in September and October, 2006 and successfully tested the strong magnetic anomaly and flanking chargeability anomaly identified by the IP survey. Upon receipt and analysis of the assay results in December, 2006, the Company decided, due to the overall lower copper/gold grades than originally targeted, to terminate the option on the Palomino property so that it may focus its activity on its other more promising exploration projects.. As a result, the capitalized costs associated with this property were written-off during the year ended September 30, 2007.

c) Meridian

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Meridian property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $87,500, (paid $37,500 to date), and issuing 475,000, (issued 200,000 to date),.of the Company's common shares.

In the course of the due diligence visit, a number of samples were taken, including grab samples from dumps proximal to historic mine workings and chip and composite samples taken from within a number of the historical underground workings. Mine dump samples ranged from 0.53 to 90.6 grams per tonne gold and 0.20 to 563 grams per tonne silver. A composite sample along the length of a 2 meter wide quartz vein in one of the adits assayed 46.6 grams per tonne gold and 24.7 grams per tonne silver over a length of 10 meters. The Company, encouraged by these sampling results, had planned a two-stage diamond drill program for the summer of 2006. During the fourth quarter of 2006, the drilling company that had been contracted to complete this drilling indicated that it would be unable to fulfill its drilling obligation. Since then, significant rainfall in the area caused a landslide that is impairing road access to the area. Management put drilling plans on temporary hold as a result of limited access and due to a greater focus on the CR and Black Lake properties this exploration season. Management is closely monitoring progress on reopening the road and, pending road completion, is planning a two-part mapping, prospecting and drill program for the 2008 exploration season, with a tentative budget of $290,000.

3) Mineral Properties (continued)

d) Gillman

During the year ended September 30, 2006 the Company entered into an agreement to acquire 100% of the Gillman property, subject to a 2.0% net smelter interest three quarters of which may be purchased by the Company for $1,500,000, by making staged payments over five years aggregating $95,000, (paid $25,000 to date), and issuing 475,000, of the Company's common shares, (issued 100,000 to date).

The property consists of contiguous mineral tenures aggregating 1,179 hectares. The claim group envelopes 7.4 kilometers of the mineralized Camborne fault structure that hosts the majority of the mineral occurrences in the district. This new claim group, along with the adjacent Meridian property, gives the Company exposure to over 1,800 hectares of very favorable stratigraphy in the prolific Beaton-Camborne Camp. The Beaton-Camborne camp hosts 86 mineral deposits of which 18 are past producers having a reported combined production of more than 60 million grams of silver and significant amounts of gold, lead and zinc.

The Company completed a prospecting program in May, 2006 resulting in the discovery of the "Allison" silver/lead/zinc showing. This new mineral occurrence is located on a fault structure parallel to the dominant north trending Camborne regional fault. This fault is intimately tied to the mineralization of the area. Prospecting and geological mapping, focusing on the Gillman and Silver dollar mineral occurrence areas, was completed in July, 2006 in conjunction with the drill road construction on the nearby Meridian claim group. A program of additional geological mapping and sampling on the Gillman/Silver Dollar property was completed in August, 2006. The Company has identified five distinct precious and base metal zones to date. The five zones, each comprised of a number of mineralized showings, occur within a several hundred meter wide zone of locally sheared and silicified metasedimentary rocks paralleling the prominent Camborne Fault. Assay results from the August sampling indicated gold in the range of 0.08 to 25.2 grams per tonne and silver in the range of 1.9 grams per tonne to 1,265 grams per tonne.

Management temporarily postponed exploration on this property due to limited road access as a result of the significant precipitation in the area and due to a greater focus on the CR and Black Lake properties this 2007 exploration season. Management plans to undertake a prospecting, structural mapping and possibly VLF survey and soil sampling program in the summer of 2008 with an estimated budget of $55,000.

Saskatchewan

Black Lake

During the year ended September 30, 2007, the Company entered into an acquisition agreement to acquire 100% of 7 mineral claims, subject to a 1.5% net smelter interest, by making staged payments over three years aggregating $20,000, (paid $20,000 to date), and issuing 400,000, of the Company's common shares, (issued 150,000 to date). The Company has the option to purchase two thirds of the vendor's net smelter interest, (a 1.0% interest), for $1,500,000.

The claims, comprising approximately 5,484 hectares, are approximately 30 kilometers east of Stony Rapids in northern Saskatchewan. The property is being explored for basement-hosted uranium deposits. The claims host known uranium occurrences, and are located within, or near, major regional trends believed to be active during the mineralizing processes. Areas of the Black Lake property have seen varying levels of historic exploration including limited diamond drilling.

The Company completed a two-phased exploration program on the property. The first phase of exploration included geological mapping, sampling, prospecting, and ground-based radiometric surveys. The second phase of the program involved a diamond drill program.

3) Mineral Properties (continued)

Black Lake

Before visiting the site an early stage budget estimated the phase one program to approximate $74,000, however helicopter support of approximately $81,000 and additional manpower brought the actual amount up significantly to $167,000. The early-stage phase two program budget was approximately $490,000. However, after the phase one program was completed, the phase two budget was increased to $675,000.

The first phase of exploration involved examining two significant target zones; the A Zone and Charlebois Lake. The A Zone, located near Black Lake, is a 200 meter by 250 meter zone containing significant volumes of radioactive pegmatite. Five grab samples collected from the outcropping pegmatites returned values ranging from 0.108% to 0.589% U_3O_8. The pegmatites within the A Zone locally contained abundant molybdenum with assay values ranging from 0.077% to 0.302%. The Charlebois Lake Zone encompasses a radiometric anomaly with a strike length in excess of two kilometers. Thirty-seven grab or continuous chip samples, collected from areas of discontinuous outcrop during the May, 2007 sampling program, returned values from 0.001% to 0.090% U_3O_8. The assay results from the first phase continue to support the Company's exploration concept of a bulk tonnage deposit model.

The helicopter supported diamond drill program that commenced July 17, 2007 was designed to test the two significant anomalous areas; the A zone and the Charlebois Lake Zone. The drilling on the A Zone was completed in mid-August. Three drill holes, aggregating 716.54 meters, tested the zone. Drilling of two holes, aggregating 782.03 meters, was completed on the Charlebois Lake Zone by the end of August, 2007. Samples collected to date have been submitted to SRC Analytical Laboratories in Saskatoon for assay work and results have not yet been received.

4) Operating Results

Year ended September 30, 2007 compared to year ended September 30, 2006:

A summarized statement of operations appears below to assist in the discussion that follows:

	2007	**2006**	**Variance (negative) positive**
Interest and other	**$ 34,950**	$ 18,441	$ 16,509
General and administrative	**(218,708)**	(150,938)	(67,770)
Other	**(70,112)**	(69,891)	(221)
Write-down of mineral properties	**(94,050)**	(262,717)	168,667
Asset retirement expense	**-**	(28,252)	28,252
Gain on sale of investments	**-**	6,322	(6,322)
Part XII.6 tax	**(11,700)**	-	(11,700)
Future income tax recovery	**210,000**	51,000	159,000
Net loss	**$(149,620)**	$(436,035)	$286,415

The reduction in write-down of mineral properties and the increase in future tax recoveries were the primary contributors to the reduced loss. The write-off of mineral property costs of $94,000 in the current period pertained to prospective properties that were not deemed to be worthy of further exploration as well as the Palomino, B.C. property for which drill results were not sufficient to warrant further exploration and future option payments. The $263,000 write-off in the comparative period pertained to the Tanner, Yukon property. The income tax recoveries pertain to the tax effect of flow-through share renunciations. The tax effect was recognized in the period in which the tax benefits were renounced to the shareholders. Since the Company had unrecognized tax benefits, a tax recovery was recorded to offset the future tax liability that would have been recorded in conjunction with the reduction in capital stock.

4) Operating Results (continued)

Asset retirement expenses in the comparative period represented actual costs incurred in excess of those accrued pertaining to the Yukon clean-up, in addition to an increased accrual for future costs. The current period Part XII.6 tax pertains to flow-through exploration expenditures that were renounced in calendar 2006, however were not expended until 2007. The tax is effectively an interest charge levied pursuant to the Canadian Tax Act on unexpended flow-through proceeds. The renounced flow-through expenditures that were not yet expended on qualifying exploration expenditures at December 31, 2006, were fully expended by July, 2007.

Interest income increased primarily as a result of increased cash pertaining to the private placements undertaken in the current year. The Company incurred a gain on sale of investments during the year ended September 30, 2006 as a result of selling shares that it had received pursuant to an option agreement that dated back many years. The Company no longer has any significant investment holdings.

General and administrative costs increased approximately $68,000 over the comparative period. The following summarizes the major expense categories comprising general and administrative expenses for the year ended September 30, 2007 and September 30, 2006:

	Year ended September 30, 2007	Year ended September 30, 2006
Administrative consulting fees	$ 68,760	$ 54,933
Travel and promotion	34,445	25,796
Occupancy costs	40,138	25,661
Office, secretarial and supplies	35,171	20,364
Insurance	14,974	6,384
Miscellaneous	6,820	11,800
Investor relations	18,400	-
Stock-based compensation	-	6,000
Total	$218,708	$150,938

The increase in administrative consulting fees of $14,000 resulted from a combination of increased time spent on promotion, financings and administrative requirements stemming from increased exploration activities. The President of the Company attended the January, 2007 Mineral Exploration Round-up in Vancouver, two investment conferences in Vancouver, and the PDAC in Toronto. Further, the President devoted a significant amount of time to accessing equity financing and attending to various administrative requirements associated with the financings that took place in December, 2006 and July, 2007. Travel and promotion increased approximately $8,000. The costs included in the current period pertained to the conferences discussed above, including promotional materials, travel, conference fees, booth fees etc. The Round-up and the first of two investment conferences were held on separate weekends this year resulting in more travel costs, whereas in the previous year they were held back-to-back requiring only one round trip flight.

The $14,000 increase in occupancy costs related to the new office lease at the higher per square foot rates that are reflective of the current rental market in Calgary. Office, secretarial and supplies expense increased approximately $15,000. The bulk of the increase pertains to the administrative time associated with the private placement financings that occurred in December, 2006 and July, 2007, as well as a general increase in activity levels in the Company. Insurance costs have increased substantially due to a sharp increase in premiums and the acquisition of Directors and Officers liability insurance for the first time. Investor relations costs increased in the current period because the Company hired an Investor Relations firm to perform an investor email campaign associated with two news releases. No outside Investor Relations firms were employed in the comparative period. No stock options were granted in the current year, hence there was no stock-based compensation expense.

4) Operating Results (continued)

The following summarizes the components of professional fees included in the statement of earnings:

	Year ended September 30, 2007	Year ended September 30, 2006
Legal and filing fees	$12,106	$ 8,435
Audit fees	16,787	20,077
Total	$28,893	$ 28,512

Filing fees increased over the comparative period due to fees associated with the property acquisition and an increased number of news releases during the year ended September 30, 2007.

Three months ended September 30, 2007 compared to three months ended September 30, 2006

The Company experienced a loss of approximately $87,000 for the three months ended September 30, 2007 and a loss of approximately $44,000 for the three months ended September 30, 2006. The significant variances quarter to quarter that resulted in an increase in net loss of $42,000 were as follows:

	Three months ended September 30, 2007	Three months ended September 30, 2006	Variance
General and administrative expense	$ (47,173)	$ (28,966)	$(18,207)
Part XII.6 tax	(11,700)	-	(11,700)
Write-down of mineral properties	(12,148)	-	(12,148)
Other	(15,618)	(15,357)	(261)
Net earnings (loss)	$ (86,639)	$ (44,323)	$(42,316)

The expense categories that contributed the majority of the increase in general and administrative expenses in the quarter were insurance, (increase $3,000), investor relations, (increase $9,000) and office occupancy costs, (increase $5,000). The increase in insurance was primarily attributable to the acquisition of a Directors and Officers Liability insurance policy for the first time. The Company incurred $9,000 for an email campaign undertaken by an independent investor relations firm in the current quarter which included forwarding the Company's news release to a selected list of investors; no such expenditures were incurred in the comparative period. Office occupancy costs increased due to higher lease rates associated with the lease renewal.

A discussion of the XII.6 tax can be found in the twelve month comparative above. The current quarter's write-down of mineral properties pertained to the prospective property write-downs that were discussed in the twelve month comparative above.

5) Liquidity and Capital Resources

The Company's working capital position at September 30, 2007 was $655,000, (September 30, 2006 - $609,000). The large increase in accounts receivable from September 30, 2006 to September 30, 2007 was due to an increase in GST input credits receivable of $40,000. The increased GST receivable resulted from input tax credits associated with the significant exploration program that took place in the fourth quarter of 2007, while the comparative period's exploration program was substantially smaller. The Company expended $1,323,000, on mineral property exploration and deposits during the year ended September 30, 2007, (2006 - $229,000). Cash operating expenses in excess of interest income aggregated $249,000 during the year ended September 30, 2007, (2006 - $229,000).

5) Liquidity and Capital Resources (continued)

The Company received approximately $1,522,000 after share issue costs pursuant to the December, 2006 and July, 2007 private placements. During the comparative period $420,000 net of issue costs was received through a private placement. The exercise of warrants and options contributed $51,000, (2006 - $104,000), to the treasury. In the comparative period the Company received $29,000 as proceeds on sale of investments. Yukon Mineral Exploration incentives of $8,000, (2006 - $11,000), financed part of the Company's Yukon exploration program.

Management believes that there are sufficient funds to finance administrative costs and option payments for the year ended September 30, 2008 as well as the British Columbia exploration expenditures that are required to meet the Company's flow-through share expenditure obligation for the upcoming year. However, additional financing will be required in order for the Company to undertake the other 2008 exploration programs contemplated above. Management is currently investigating financing options..

6) Contractual Obligations

Effective January 1, 2007, the Company's office lease was extended for five years. The following summarizes annual base lease commitments as at September 30, 2007 for the ensuing five **fiscal** years:

2008	$93,500	2010	$93,500	2012	$23,400
2009	$93,500	2011	$93,500		

Pursuant to sublease agreements, related companies will be responsible for 69% of the aforementioned payments.

As at September 30, 2007, aggregate unpaid mineral property cash payments and share issuances, by fiscal year required to complete the acquisitions of the CR, Cuprum, Meridian, Gillman and Black Lake properties are as follows:

Fiscal year of payment	Cash	Common Shares
2008	$ 60,000	375,000
2009	$ 90,000	700,000
2010	$ 70,000	550,000
2011	$ 30,000	150,000
2012	-	-
Total	$250,000	1,775,000

The Company can choose to terminate any of these agreements at any time without a requirement for further cash and share payments. Between October 1, 2007 and December 11, 2007, the Company paid $40,000 and issued 250,000 common shares pertaining to the fiscal 2008 commitment.

7) Financing

During the year ended September 30, 2006, the Company completed a $425,000 non-brokered private placement flow-through financing. The financing consisted of 2,500,000 units issued at $0.17 per unit. Each unit was comprised of one flow-through share and one warrant to acquire one flow-through share at $0.20 per share to April 17, 2008. This financing ensured that the Company had sufficient funds for the 2006 exploration program. The Company renounced $425,000 of qualifying Canadian Exploration Expenses in January, 2007 effective December 31, 2006, and has expended all of these funds by September 30, 2007. Should the warrants be exercised, such proceeds will fund future exploration. During the year ended September 30, 2007, certain of these warrants were exercised to acquire 64,706 flow-through shares for total consideration of $13,000. All of these funds were expended on qualifying exploration by September 30, 2007.

7) Financing (continued)

In December, 2006 the Company closed a non-brokered private placement consisting of 5,250,000 non-flow-through units at $0.10 per unit and 1,916,666 flow-through common shares at a price of $0.12 per share, for combined proceeds before issue costs of $755,000. Each non-flow-through unit consisted of one common share and one-half of a share purchase warrant to acquire one common share at $0.13 per share to December 28, 2008. The financing provided funds for exploration and working capital needs. The flow-through share proceeds are restricted to qualifying exploration expenditures. The Company renounced the full flow-through proceeds of $230,000 in January, 2007, effective December 31, 2006 and has expended the full amount to September 30, 2007.

On July 31, 2007 the Company closed a non-brokered private placement consisting of 1,852,940 units, (Common Units), at a price of $0.17 per Common Unit and 2,900,000 flow-through units, (FT Units), at a price of $0.20 per FT Unit, for gross proceeds of $895,000. Cash finder's fees aggregating $62,000 were paid out of these proceeds. Each Common Unit consists of one common share, one-half of one Series A common share purchase warrant and one-half of one Series B common share purchase warrant. Each FT Unit consists of one flow-through share and one Series C common share purchase warrant. Each full Series A warrant may be exercised to acquire one common share at $0.23 per share to July 31, 2008. Each full Series B warrant may be exercised to acquire one common share at $0.40 per share to July 31, 2009. Each Series C warrant may be exercised to acquire one common share at $0.35 per share if purchased by July 31, 2008, or at a price of $0.50 per share if purchased from August 1, 2008 to July 31, 2009. The proceeds of the FT Units will be expended on qualifying exploration expenditures and the proceeds of the Common Units will provide working capital and be expended on exploration expenditures. To September 30, 2007, $342,000 of the$580,000 flow-through financing had been expended on qualifying exploration.

8) Off-Balance Sheet Transactions

The Company has no off-balance sheet transactions to report.

9) Selected Annual Financial Information

The following selected financial data has been extracted from the audited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at September 30,	2007	2006	2005
Financial Results			
Interest and other income	$ 34,950	$ 18,441	$ 10,324
Net Loss	$ (149,620)	$ (436,035)	$ (1,010,806)
Basic and diluted loss per share	$0.00	$(0.02)	$(0.05)
Financial Position			
Working capital	$ 655,146	$ 609,464	$ 509,257
Total assets	$ 2,621,528	$ 1,368,462	$ 1,300,600
Capital Stock	$ 9,146,456	$ 8,133,464	$ 7,651,822
Warrants	$ 433,902	$ 318,529	$ 300,000
Contributed Surplus	$ 500,863	$ 227,334	$ 221,334
Deficit	$(7,524,027)	$(7,374,407)	$(6,938,372)

The large loss in fiscal 2005 was primarily attributable to the write-off of mineral properties aggregating $728,000, (2006 - $263,000, 2007 - $94,000), and the recording of stock option compensation expense of $130,000, (2006 - $6,000, 2007 - $Nil).

10) Selected Quarterly Financial Information

The following selected financial data has been extracted from the unaudited financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principles, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	Sept 30 2007	June 30 2007	Mar 31 2007	Dec.31 2006	Sept 30 2006	June 30 2006	March 31, 2006	Dec. 31 2005
Interest & Other	$ 9,083	$ 8,639	$ 10,324	$ 6,904	$ 9,264	$ 3,088	$ 3,616	$ 2,473
Loss before mineral property write-offs and income tax recoveries	(74,491)	(65,143)	(73,754)	(52,182)	(44,324)	(75,778)	(68,305)	(35,911)
Mineral property write-offs	(12,148)	(1,168)	(2,918)	(77,816)	-	(262,717)	-	-
Net Loss before tax	(86,639)	(66,311)	(76,672)	(129,998)	(44,324)	(338,495)	(68,305)	(35,911)
Future income tax recovery	-	-	210,000	-	-	15,000	22,000	14,000
Net Earnings (Loss)	$(86,639)	$(66,311)	$133,328	$(129,998)	$(44,324)	$(323,495)	$(46,305)	$(21,911)
Basic and diluted earning (loss) per share	$0.00	$0.00	$0.00	$0.00	$0.00	$ (0.01)	$ 0.00	$ 0.00

The most significant influence on net income/loss is the amount of mineral property write-offs and stock-based compensation expenses. Interest revenue varies with the amount of invested cash and interest rates. Site restoration expense of $28,000 in the quarter ended June 30, 2006 contributed to the comparatively larger loss before mineral property write-offs. General and administrative expenses are higher in the quarter ended March 31 as annual report and other annual mailings as well as annual meeting costs tend to be incurred almost exclusively in this period. The result is a higher net loss before mineral property write-offs in these periods. Future income tax recoveries pertain to the application of unrecognized future tax benefits to reduce the future tax liability that is recorded when tax benefits are renounced to flow-through share investors.

11) Directors and Officers

Regan Chernish	Director and President	Doug Bryan	Director
Jean Pierre Jutras	Director and Vice-President	Shari Difley	Chief Financial Officer
Doug Porter	Director	Barbara O'Neill	Corporate Secretary
Shane Ebert	Director		

12) Related Party Transactions

The following non-arm's length transactions, (amounts rounded to nearest $1,000), occurred during the year ended September 30, 2007:

i) received or accrued $58,000 from corporations related by virtue of common officers and directors for rent of shared office space and $45,000 for lease operating and certain administrative expenses.

ii) paid or accrued $153,000 for consulting fees charged by officers and directors or their companies on a per diem basis for geological, (geological billings for work specifically related to a mineral property is capitalized to that property), accounting and administrative services provided.

iii) paid or accrued to a company related by virtue of certain common officers and/or directors $35,000 for allocated office and secretarial expenses

The purpose of related company office and rent charges is to realize certain economies associated with sharing office space and administrative services. Related party transactions were in the normal course of operations and were measured at the "exchange amount," which is the amount of consideration established and agreed to by the related parties.

13) Exploration Expenditures

Refer to note 5 to the financial statements for the schedule of expenditures incurred on the various properties during the years ended September 30, 2007 and September 30, 2006 respectively.

14) Capital Stock

a) Issued and outstanding

Refer to note 7 to the financial statements for details on issued and outstanding common shares as at September 30, 2007 and transactions during the year then ended. During the period from October 1, 2007 to December 11, 2007, the Company issued 250,000 common shares pursuant to option agreements for the Black Lake, Meridian and Gillman mineral properties resulting in a balance of outstanding common shares of 40,136,141 at December 11, 2007.

b) Stock Options and Warrants

i) Options

No options were granted, exercised or cancelled, and none expired during the period from October 1, 2007 to December 11, 2007.

ii) Warrants

During the period from October 1, 2007 to December 11, 2007 no warrants were exercised or issued and none expired.

15) Outlook

The Company's primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine. As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright. The drilling programs on CR and Black Lake have been completed. The Company is awaiting results from its Black Lake drill program and those results will dictate the extent of further exploration on this property. The Company is examining various options for advancing the CR property including finding an interested joint venture partner. The current exploration plan includes a drill program on the Meridian property and a prospecting, mapping, soil sampling program on the Gillman property in Spring/Summer of 2008. Given the Company's early stage exploration budgets for 2008, future financing will be required.

16) Risks

The success of the Company's business is subject to a number of factors including, but not limited to:

a) Substantial expenditures are required to explore for mineral reserves and the chances of identifying economical reserves are extremely small.
b) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires. The Company may be forced to raise funds at a low share price resulting in increased dilution for current shareholders.
c) Although the Company has taken steps to verify title to the mineral properties in which it has an interest or in which it is earning an interest, there is no guarantee that the property will not be subject to title disputes or undetected defects.
d) The Company is subject to laws and regulations relating to environmental matters, including provisions relating to reclamation, discharge of hazardous materials, and other matters. The Company conducts its exploration activities in compliance with applicable environmental protection legislation and is not aware of any existing environmental problems that may cause a material liability for the Company, however changes to legislation could result in the Company being offside at some point in the future.

16) Risks (continued)

e) The Company is in competition with exploration companies with greater financial resources. This can hamper its ability to acquire certain exploration properties, attract joint venture parties and attract equity financing. Further, the Company must compete with these other companies to acquire contractors to perform certain exploration such as drilling. These contractors will often favor a larger project, making it more difficult for the Company to obtain their services.

f) The price of base and precious metals is highly volatile. Changes in these prices can alter the desirability of an exploration property, and feasibility of spending exploration dollars on it. Further, changes in commodity prices can affect the stock price of the Company.

g) The Company is dependent upon certain key personnel. Loss of any of these people could have a material adverse effect on the Company and its business.

h) The Company has a history of losses due to its status as an exploration company, with no production from mineral properties. Its ultimate success will depend on its ability to generate cash flow from producing properties at some point in the future, or alternatively from a disposition of its interests.

17) Critical Accounting Estimates

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets. Mineral properties consist of exploration and mining concessions. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments. The estimated values of all properties are assessed by management on a quarterly basis by reference to project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property. When it becomes apparent that the carrying value of a specific property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the decline in value.

Another significant accounting estimate relates to accounting for stock-based compensation. The Company uses the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted and vested during the year.

The Company's estimate for asset retirement obligations is based on existing laws, contracts or other policies. The value of the obligation is based on estimated future costs for abandonments and reclamations. By their nature, these estimates are subject to measurement uncertainty.

18) New Accounting Policies

Currently adopted

Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value. It also describes how to present financial instrument gains and losses. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the September 30, 2007 financial statements resulting from the adoption of this accounting policy.

Comprehensive Income

Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period resulting from transactions and other events and circumstances from non-owner sources. The new Canadian rules became effective during the Company's first quarter of fiscal 2007. There were no significant changes to the September 30, 2007 financial statements resulting from the adoption of this accounting policy.

18) New Accounting Policies (continued)

Future application

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on October 1, 2007.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company is currently assessing the impact of these new accounting standards on its financial statements.

19) Disclosure Controls and Procedures

Management, including the Company's President and Chief Financial Officer, evaluated the effectiveness and operation of the Company's disclosure controls and procedures. The President and Chief Financial Officer concluded that, as of September 30, 2007, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company's President and Chief Financial Officer have concluded that the Company's disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. It should be noted that while the Company's President and Chief Financial Officer believe that our disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

20) Internal Controls over Financial Reporting

The President and Chief Financial Officer, together with other members of management have designed internal controls over financial reporting, or caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles as of September 30, 2007. They have not identified any changes to the company's internal control over financial reporting which would materially affect, or is reasonably likely to materially affect the Company's internal control over financial reporting during the most recent interim period.

21) Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

END